PE 1/22/2014

14005740

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
MAR 12 2014
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 3-12-14

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 17, 2014

Dear Mr. Dunn:

This is in response to your letters dated January 17, 2014 and February 7, 2014 concerning the shareholder proposal submitted to JPMorgan Chase by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 27, 2014 and February 12, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 12, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 17, 2014

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 15% of the company's outstanding common stock the power to call a special shareowner meeting.

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 17, 2014 no action request by proxy. The company February 7, 2014 letter acknowledged that the company failed to cite any prior Staff no-action letters to support its position. The company also failed to acknowledge the added burden on the company due to its failure to cite any prior Staff no-action letters to support its position.

The company claims its argument has an "unique nature" but fails to differentiate the so-called unique nature of its argument compared to the failed arguments of the other companies which have unsuccessfully attacked the special meeting proposal topic.

The company did not rebut this January 27, 2014 proponent parry text but merely says that the proponent party should explain how something that is clearly ridiculous is in fact clearly ridiculous:
"The company seems to make the ridiculous argument that directors can call a special meeting without any notice whatsoever, directors need not identify any purpose for a special meeting and directors need not make any disclosure if a special meeting topic would increase directors' pay."

The company February 7, 2014 letter produces vague supporting text that offers no support whatsoever. For instance the bald suggestion that some shareholders are likely to misinterpret the proposal. Clearly some shareholders are likely to misinterpret any proposal, including management proposals, simply because they are too busy to read every word.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Anthony J. Horan <Anthony.Horan@chase.com>

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

February 7, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Supplemental Letter Regarding the Shareholder Proposal of Kenneth Steiner

Dear Ladies and Gentlemen:

On January 17, 2014, we submitted a letter (the ***"Initial Request Letter"***) on behalf of our client JPMorgan Chase & Co. (the ***"Company"***), requesting confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits a shareholder proposal and supporting statement (the ***"Proposal"***) submitted by John Chevedden on behalf of Kenneth Steiner (the ***"Proponent"***) from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***). John Chevedden, on behalf of the Proponent, submitted a letter to the Staff dated January 27, 2014 (the ***"Proponent Letter"***), asserting his view that the Proposal is required to be included in the 2014 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to some of the statements made in the Proponent Letter, which is attached hereto as Exhibit A. The Initial Request Letter is not attached hereto, but is available publicly on the Commission's website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/kennethsteinercheveddenjp011714-14a8-incoming.pdf. The Company renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2014 Proxy Materials.

I. BACKGROUND

On December 5, 2013, the Company received the Proposal, which requests that the Company's Board of Directors take the steps necessary to amend the Company's bylaws and each appropriate governing document to give holders of 15% of the Company's common stock the power to call a special meeting. The supporting statement to the Proposal also stated, "[t]his includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law)." In the Initial Request Letter, the Company requested no-action relief in reliance on Rule 14a-8(i)(3), as the Proposal is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9.

In the Proponent Letter, Mr. Chevedden states:

- "The company failed to cite one Staff Reply Letter that concurred that a rule 14a-8 proposal on the topic of special shareholder meetings resulted in Staff concurrence."
- "There were 10 proposals voted at major companies in 2013 on the topic of special shareholder meetings."
- "...the company fails to advise what would be prohibited by providing documentary evidence or what would be prohibited by identifying a specific purpose."
- "The company seems to make the ridiculous argument that directors can call a special meeting without any notice whatsoever, directors need not identify any purpose for a special meeting and directors need not make any disclosure if a special meeting topic would increase directors' pay."

II. EXCLUSION OF THE PROPOSAL

A. The Proponent Letter Improperly Addresses the Nature of the Staff's Review of No-Action Requests and the Role of Precedent in Those Requests

As noted above, the Proponent Letter appears to take the view that the Proposal may not be omitted simply because, among other things, (a) the Initial Request Letter did not cite prior Staff no-action letters expressly concurring in the Company's view, and (b) special shareholder meeting proposals have been included in the proxy materials of other companies. These statements improperly describe the nature of the Staff's review of no-action requests and the role of precedent in those requests. Specifically, in Staff Legal Bulletin 14 (Jul. 13, 2001), the Staff described its analysis of no-action requests as follows:

> **"6. Do we base our determinations solely on the subject matter of the proposal?**
>
> No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses. (chart omitted)
>
> *As shown below, the first and second examples deal with virtually identical proposals, but the different company arguments resulted in different responses.* (emphasis added) In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses."

As the Staff indicated in Staff Legal Bulletin 14, it is the language of the proposal, the unique nature of the arguments made in a particular no-action request, and the Staff's prior positions regarding those particular arguments that will be considered in addressing a no-action request. The Proponent Letter's statements that the Proposal must be included in the 2014 Proxy Materials simply because other companies have included proposals on a similar subject matter and no Staff precedent was cited is irrelevant to the analysis of the Initial Request Letter; these statements are expressly counter to specific Staff statements in Staff Legal Bulletin 14. Accordingly, the Proponent Letter's statements in this regard have no bearing on the positions taken in the Initial Request Letter and, for the reasons expressed in the Initial Request Letter, the Company continues to believe that it may properly omit the Proposal in reliance on Rule 14a-8(i)(3).

B. The Proponent Letter Confirms the Company's View that the Proposal is Impermissibly Vague and Indefinite so as to be Materially False and Misleading in Violation of Rule 14a-9

The Initial Request Letter noted the fundamental inconsistency caused by the supporting statement's demand that any amended "bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law)." In this regard, the Initial Request Letter noted that neither the Proposal nor the supporting statement explain how the Company might implement the Proposal (create a right for holders of 15% of the Company's outstanding common stock) without using language that creates a prohibition or exclusion (*i.e.*, that holders of less than 15% of the Company's outstanding common stock do not have that right) that applies only to shareowners but not to management and/or the board. The Proponent Letter does not address this fundamental inconsistency between the Proposal and its supporting statement.

The Initial Request Letter also addressed the fundamental difference between the status, rights, duties, and obligations of a director or officer of a Delaware corporation as compared to those of a stockholder. In this regard, the Initial Request Letter noted that implementation of the Proposal would require consideration of this dissimilarity and would require the Company to provide specific procedural requirements for stockholders that, if not satisfied, would cause a stockholder to be precluded from calling a special meeting.

The Proponent Letter appears to take issue with the Company's view that these procedural requirements, which necessarily would differ from the requirements applicable to management and/or the Company's Board of Directors, would involve "exclusionary or prohibitive language" that would be prohibited by the Proposal's supporting statement. In this regard, the Proponent Letter indicates that the Company's view that these procedural requirements necessarily would be different from those applicable to management and/or the Company's Board of Directors is "ridiculous."

In the Initial Request Letter, we noted the Company's view that stockholders would be subject to different procedural requirements than management and/or the Company's Board of Directors. In this regard, the Initial Request Letter stated "any implementation of a shareholder right to call a special meeting would necessarily involve procedural limitations and exclusions that would be inconsistent with the basic directive in the supporting statement that no limitations be placed on shareowners that are not also applicable to management and/or the Company's Board of Directors." Further, based on this background, the Initial Request Letter stated the Company's view that "it is unclear whether those procedural requirements may be included in the implementation of the Proposal."

Rather than demonstrating that the statements in the Initial Request Letter are "ridiculous," the Proponent Letter confirms the Company's view that neither shareholders nor the Company will have any reasonable certainty as to whether those procedural matters would be permitted by the Proposal or would be prohibited by the supporting statement. Specifically, the Proponent Letter appears to be of the view that the procedural requirements discussed in the Initial Request Letter would not be the type of "exclusionary or prohibitive language" that the supporting statement would forbid ("...what would be prohibited by providing documentary evidence or what would be prohibited by identifying a specific purpose"). Neither the Proposal nor the supporting statement provides any guidance as to the meaning of the directive in the supporting statement. As discussed in the Initial Request Letter, neither the Proposal nor the supporting statement provides any guidance to the Company or shareholders regarding whether the Company would be permitted to impose procedural requirements on shareholders that are (a) different from those imposed on management and/or the Company's Board of Directors, and (b) would, if not satisfied, exclude or prohibit an otherwise-eligible stockholder from calling a special meeting. It is that absence of any guidance that further demonstrates the Proposal is impermissibly vague and indefinite. In this regard, it is clear that even Mr. Chevedden, as the representative of the Proponent, has a personal view as to the types of limitations that would be permitted in implementing the Proposal and the types of limitations that would rise to the level of being exclusions or prohibitions that would not be so permitted, despite the language of the Proposal and supporting statement that strictly prohibit any such limitations. Unfortunately, the Proponent did not explain his views, or those of Mr. Chevedden, in either the Proposal or the supporting statement, which require a strict prohibition upon "*any* exclusionary or prohibitive language." (emphasis added)

The Proponent Letter expresses the view that procedural requirements upon stockholders that may be different from those imposed upon management and/or the Company's Board of Directors (and which would permit exclusion or prohibition if not satisfied) would be permitted under the Proposal and would not, therefore, fall within the "exclusionary or prohibitive" strict limitation of the supporting statement. However, that view has no basis in the language of the Proposal or the supporting statement and further demonstrates that each stockholder reading the Proposal and supporting statement (as well as the Company in implementing the Proposal, if adopted) would likely have a significantly different view as to the manner in which the Proposal should be implemented.

The language of the supporting statement suggests that there are one or more provisions included in the Company's current charter or bylaws which the Proponent considers "exclusionary or prohibitive" and which therefore are to be removed with implementation of the Proposal; otherwise, there would be no reason to include the requirement in the supporting statement that the charter or by-laws text "will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board." Based on the view described by Mr. Chevedden in the Proponent Letter – that at least some procedural requirements upon stockholders that do not apply to the Company's management and/or Board would be permitted under the Proposal – it is even more unclear whether or not the Proposal is seeking approval of any changes other than the required ownership percentage to call a special meeting of shareholders. If any further changes are being sought (which at least some shareholders are likely to conclude), neither the Proposal nor the Proponent Letter has clearly indicated which of the provisions set forth in the Company's charter or by-laws should be considered permitted procedures and which provisions should be considered "exclusionary or prohibitive," and as such which provisions should remain and which provisions must be removed, if any, if the Proposal is implemented. The statements in the Proponent Letter further demonstrate the ambiguity of the Proposal and supporting statement and the likely result that different stockholders will have significantly different views as to the manner in which the Proposal should be implemented.

For the reasons discussed above, it is the Company's view that the Proponent Letter confirms that neither the Company nor shareholders would be able to understand the manner in which the Proposal was intended to be implemented and, as such, any action taken by the Company upon the implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal. Accordingly, the Proponent Letter re-affirms the Company's view that the Proposal, including the supporting statement, is vague and indefinite and therefore materially false and misleading in violation of Rule 14a-9 and the Company continues to be of the view that the Proposal may be properly omitted from the 2014 Proxy Materials on the basis of Rule 14a-8(i)(3).

III. CONCLUSION

For the reasons set forth above and in the Initial Request Letter, the Company maintained previously, and continues to believe, that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2014 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn
of Morrison & Foerster LLP

Attachment

cc: John Chevedden
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

JOHN CHEVEDDEN
*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 17, 2014 no action request by proxy.

The company failed to cite one Staff Reply Letter that concurred that a rule 14a-8 proposal on the topic of special shareholder meetings resulted in Staff concurrence.

There were 10 proposals voted at major companies in 2013 on the topic of special shareholder meetings.

In regard to the 6 bullet points on page 5 of the company letter, starting with "request that the board call a special meeting," the company fails to advise what would be prohibited by a request that the board call a special meeting. The company also fails to advise what would be prohibited by providing documentary evidence or what would be prohibited by identifying a specific purpose.

The company seems to make the ridiculous argument that directors can call a special meeting without any notice whatsoever, directors need not identify any purpose for a special meeting and directors need not make any disclosure if a special meeting topic would increase directors' pay.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Anthony J. Horan <Anthony.Horan@chase.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 27, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 17, 2014 no action request by proxy.

The company failed to cite one Staff Reply Letter that concurred that a rule 14a-8 proposal on the topic of special shareholder meetings resulted in Staff concurrence.

There were 10 proposals voted at major companies in 2013 on the topic of special shareholder meetings.

In regard to the 6 bullet points on page 5 of the company letter, starting with "request that the board call a special meeting," the company fails to advise what would be prohibited by a request that the board call a special meeting. The company also fails to advise what would be prohibited by providing documentary evidence or what would be prohibited by identifying a specific purpose.

The company seems to make the ridiculous argument that directors can call a special meeting without any notice whatsoever, directors need not identify any purpose for a special meeting and directors need not make any disclosure if a special meeting topic would increase directors' pay.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Anthony J. Horan <Anthony.Horan@chase.com>

[JPM: Rule 14a-8 Proposal, December 5, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board of directors D. James Crown received our highest negative votes – a whooping 41% negative. Mr. Crown had 22-years long-tenure which detracts from director independence. Other directors with more than 20-years long-tenure included Laban Jackson (who constituted one-third of our audit committee) and Lee Raymond (on our executive pay and nomination committees). William Weldon was potentially over-burdened with director duties at 4 companies and yet was put on our executive pay and nomination committees. Linda Bammann was a relatively new director whose independence was challenged by being an inside-related director.

In regard to executive pay there was $18 million for James Dimon and shareholders faced a potential 10% stock dilution. GMI said JPMorgan was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 98% of companies. JPMorgan had a higher shareholder class action litigation risk than 94% of rated companies.

On November 15, 2013, it was reported JPMorgan had agreed to pay a group of financial services companies $4.5 billion to settle mortgage-repurchase and servicing claims. On November 19, 2013, federal officials said JPMorgan admitted it regularly overstated the quality of mortgages it sold to investors and agreed to pay a record $13 billion to resolve related charges.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS, BEIJING, SHANGHAI, HONG KONG, SINGAPORE

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 17, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Kenneth Steiner

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the **"Company"**), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by John Chevedden on behalf of Kenneth Steiner (the ***"Proponent"***) from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to John Chevedden, on behalf of the Proponent, via email at *** FISMA & OMB Memorandum M-07-16 ***

I. SUMMARY OF THE PROPOSAL

On December 5, 2013, the Company received (via email from John Chevedden) a letter from the Proponent containing the Proposal for inclusion in the Company's 2014 Proxy Materials. The Proposal reads as follows:

> "RESOLVED:
>
> Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special meeting."

The Proposal is followed by the Supporting Statement, the first paragraph of which states as follows:

> "This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting."

Section 1.02 of the Company's By-laws currently provides that a special meeting of stockholders may be called at any time by the Board, the Chairman of the Board, the Chief Executive Officer or President of the Company, or a Vice Chairman of the Board or as otherwise provided in the General Corporation Law of the State of Delaware, the Certificate of Incorporation of the Company or the By-laws. Section 1.02 further provides that the Board shall, subject to certain procedural provisions, call a special meeting of stockholders upon the written request of stockholders who are stockholders of record of the Company at the time a request is delivered holding shares representing in the aggregate at least twenty

(20) percent of the outstanding shares of common stock of the Company, which shares are determined to be "Net Long Shares" in accordance with the By-laws.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(3), as it is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9.

B. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because the Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading in Violation of Rule 14a-9

The Proposal is written in a manner that makes its meaning substantially unclear and susceptible to multiple interpretations. The Staff has consistently held that vague and indefinite shareholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin 14B* (Sept. 15, 2004); *see also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961). In addition, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991); see *also Motorola, Inc.* (Jan. 12, 2011) (allowing exclusion of a proposal regarding retention of equity compensation payments by executives where the proposal provided that the resolution included a request that the board negotiate "with senior executives to request that they relinquish ... preexisting executive pay rights" because "executive pay rights" was vague and indefinite); *Bank of America Corporation* (Jun. 18, 2007) (allowing exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees"); *Prudential Financial, Inc.* (Feb. 16, 2007) (allowing exclusion of a proposal urging the board to seek stockholder approval for certain senior management incentive compensation programs because the proposal failed to define key terms and was subject to differing interpretations); and *Puget Energy, Inc.* (Mar. 7, 2002) (allowing exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"). Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite, as it is subject to such significantly differing interpretations that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

1. The Proposal and Supporting Statement are Fundamentally Inconsistent

The Proposal asks the board to take the steps necessary to amend the Company's governing documents to give holders of 15% of the Company's outstanding common stock the right to call a special meeting of stockholders. However, the Supporting Statement then directly prohibits the establishment of a standard that provides some shareowners the right to call a special meeting, but not others. Specifically, the Supporting Statement indicates that, in implementing the Proposal, any amended "bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law)." Neither the Proposal nor the Supporting Statement explain how the Company might implement the Proposal (create a right for holders of 15% of the Company's outstanding common stock) without using language that creates a prohibition or exclusion (*i.e.*, that holders of less than 15% of the Company's outstanding common stock do not have that right) that applies only to shareowners but not to management and/or the board.

The express text of the Proposal applies only to "holders in the aggregate of 15% of our outstanding common." This is, by itself, irreconcilable "exclusionary or prohibitive language . . . that would apply only to shareowners but not to management and/or the board." Accordingly, the Proposal and Supporting Statement are materially false and misleading, as it is impossible to give any effect to the Proposal's requested right of holders in the aggregate of 15% or more of the Company's outstanding common stock to call a special meeting of stockholders in a manner that is consistent with the directive in the Supporting Statement that no limitations be placed on shareowners that are not also applicable to management and/or the board.

2. The Supporting Statement's Limitation on the Manner of Implementing the Proposal is Impermissibly Vague and Misleading

There is a fundamental difference between the status, rights, duties, and obligations of a director or officer of a Delaware corporation as compared to those of a stockholder. For example, directors' or officers' substantive right to call a special meeting of stockholders flows exclusively from having been elected by stockholders or appointed by the board of directors to such office together with the duties and obligations attendant to those roles under applicable law and the Company's governing documents. As suggested by the Proposal, a stockholder's right to call a special meeting would be derived from the ownership of a minimum percentage of the company's stock. As noted previously, this is a limitation on the rights of stockholders that would not apply to the Company's Board and/or management. Further, given the essential dissimilarity between the nature of (i) officers and directors of a corporation, and (ii) its stockholders, it is impossible to give any effect to the Proposal's requested right of holders in the aggregate of 15% or more of the Company's outstanding common stock to call a special meeting of stockholders without including in the Company's governing documents language that identifies and addresses these vital differences. Accordingly, given the different status of directors and officers and stockholders, in order to give effect to the Proposal, the Company would need to specify in any amendment to its governing documents means for stockholders to do the following:

- request that the Board call a special meeting;
- provide documentary evidence that the persons requesting the special meeting own the requisite number of shares of Company stock as of the date the meeting request is delivered to the Company;
- identify the specific purpose or purposes of the special meeting and the matters proposed to be acted on;
- identify any material interest in such business of the stockholders requesting the special meeting and the beneficial owners, if any, on behalf of whom the requests are being made;
- identify the reasons for conducting the meeting; and
- disclose any other information required to be included in a valid stockholder's notice of the meeting.

Each of these limitations on shareholders would not be applicable to management and/or the the Company's Board of Directors. Accordingly, any implementation of a shareholder right to call a special meeting would necessarily involve procedural limitations and exclusions that would be inconsistent with the basic directive in the Supporting Statement that no limitations be placed on shareowners that are not also applicable to management and/or the Company's Board of Directors.

The parenthetical "(to the fullest extent permitted by law)" in the first paragraph of the Supporting Statement does not provide any guidance as to the operation of any standard adopted to implement the Proposal. Presumably, the Proponent intends that the amended governing documents would contain "exclusionary or prohibitive language" only to the extent that such language is required by applicable law. The procedural matters discussed above (which would apply to shareowners and not management or the Company's Board of Directors) are customary requirements of good, orderly corporate governance that are widely accepted and expected by shareholders; however, those procedural matters are not required by law. Accordingly, it is unclear whether those procedural requirements may be included in the implementation of the Proposal. Neither shareholders nor the Company, therefore, will have any reasonable certainty as to whether those procedural matters would be permitted by the Proposal or would be prohibited by the Supporting Statement.

3. The Proposal and Supporting Statement are Materially False and Misleading

As discussed above, the Proposal, including the Supporting Statement, does not serve to explain, to either the Company's shareholders or the Company, what changes are contemplated to the Company's governing documents or how the Company can accomplish any such changes without "exclusionary or prohibitive language" applicable to shareowners but not the Company's Board of Directors and/or management. Without more details as to what the Proposal is asking the shareholders to vote on and what changes to the Company's governing documents would be required or permitted if shareholders supported the Proposal, neither the shareholders nor the Company can determine with reasonable certainty what further actions or measures should be taken with regard to the Proposal. Because the language of the Proposal and the Supporting Statement, by their terms, conflict fundamentally and provide no guidance regarding the resolution of that basic conflict, any action taken by the Company upon the implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal. As such, the Proposal, including the Supporting Statement, is vague and indefinite and therefore materially false and misleading in violation of Rule 14a-9. Accordingly, the Company is of the view that the Proposal may be properly omitted from the 2014 Proxy Materials on the basis of Rule 14a-8(i)(3).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2014 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: John Chevedden
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 05, 2013 5:24 PM
To: Horan, Anthony
Cc: Caracciolo, Irma R.
Subject: Rule 14a-8 Proposal (JPM)``

Mr. Horan,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James Dimon
Chairman of the Board
JPMorgan Chase & Co. (JPM)
270 Park Ave
New York NY 10017
Phone: 212 270-6000

Dear Mr. Dimon,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-14-13
Date

cc: Anthony J. Horan <Anthony.Horan@chase.com>
Corporate Secretary
Irma Caracciolo <caracciolo_irma@jpmorgan.com>
FX: 212-270-4240
FX: 646-534-2396
FX: 212-270-1648

[JPM: Rule 14a-8 Proposal, December 5, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board of directors D. James Crown received our highest negative votes – a whooping 41% negative. Mr. Crown had 22-years long-tenure which detracts from director independence. Other directors with more than 20-years long-tenure included Laban Jackson (who constituted one-third of our audit committee) and Lee Raymond (on our executive pay and nomination committees). William Weldon was potentially over-burdened with director duties at 4 companies and yet was put on our executive pay and nomination committees. Linda Bammann was a relatively new director whose independence was challenged by being an inside-related director.

In regard to executive pay there was $18 million for James Dimon and shareholders faced a potential 10% stock dilution. GMI said JPMorgan was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 98% of companies. JPMorgan had a higher shareholder class action litigation risk than 94% of rated companies.

On November 15, 2013, it was reported JPMorgan had agreed to pay a group of financial services companies $4.5 billion to settle mortgage-repurchase and servicing claims. On November 19, 2013, federal officials said JPMorgan admitted it regularly overstated the quality of mortgages it sold to investors and agreed to pay a record $13 billion to resolve related charges.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 11, 2013 6:59 PM
To: Horan, Anthony
Cc: Caracciolo, Irma R.
Subject: Rule 14a-8 Proposal (JPM) tdt

Mr. Horan,
Attached is the rule 14a-8 proposal stock ownership letter.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Kenneth Steiner

TD Ameritrade

Post-it® Fax Note 7671

To Anthony Horgn		Date 12-11-13	# of pages ▸
Co./Dept.		From John Chevedden	
Phone #		Co.	
Fax # 212-270-4240	212-270-1648	Phone # *** FISMA & OMB Memorandum M-07-16 ***	Fax #

December 10, 2013

Kenneth Steiner
*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since October 1, 2012, you have continuously held no less than 500 shares each of ALLSTATE CORP (ALL), JP MORGAN CHASE & C (JPM), SPRINT CORP (S), WENDY'S COMPANY (WEN), INTERPUBLIC GROUP COS INC (IPG), NASDAQ OMX GROUP INC (NDAQ), SUNEDISON INC (SUNE), SPARK NETWORKS INC (LOV), FERRO CORP (FOE), and EXXON MOBIL CORPORATION (XOM) in the above referenced account..

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Mark Bell
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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